UNITED STATE SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

Eaton Vance Management (1)
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(Last)              (First)                  (Middle)

24 Federal Street
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                                    (Street)

Boston              MA                       02110
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(City)            (State)                    (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Eaton Vance Senior Income Trust (EVF)

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3. IRS or Social Security Number of Reporting Person (voluntary)

04-3101341

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4. Statement for Month/Year

January, 1999

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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer (check all applicable)

[ ]  Director                                [ ]  10% Owner
[ ]  Officer (give title below)              [X]  Other (specify below)

                                             See attached page 3

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7. Individual or Joint/Group Filig (check applicable line)

[ ]  Form filed by One Reporting Person
[X]  Form filed by More than One Reporting Person

====================================================================================================================================
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
====================================================================================================================================

1. Title of Security   2. Transaction   3. Transaction   4. Securities               5. Amount of Securi-   6. Owner-  7. Nature of
                          Date             Code             Acquired (A)                ties Beneficially      ship       Indirect
                                                            or Disposed of (D)          Owned at End           Form       Beneficial
                                                                                        of Month               Direct     Ownership
                                                                                                               (D) or
                                                                                                               Indirect
                                                                                                               (I)
   (Inst. 3)              (MM/DD/YY)       (Inst. 8)        (Inst. 3, 4 and 5)          (Inst. 3 and 4)        (Inst. 4)  (Inst. 4)
                                           -----------      ------------------
                                           Code      V      Amount (A)   Price
                                                                    or
                                                                   (D)
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

Shares of beneficial
interest,
$0.01 par value           1/4/99           P                10,000  A    $9.4638
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Shares of beneficial
interest,
$0.01 par value           1/5/99           P                17,200  A    $9.4375
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Shares of beneficial
interest,
$0.01 par value           1/7/99           P                25,000  A    $9.5000
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Shares of beneficial
interest,
$0.01 par value           1/12/99          P                37,600  A    $9.5000
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Shares of beneficial
interest,
$0.01 par value           1/14/99          P                15,000  A    $9.5000
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Shares of beneficial
interest,
$0.01 par value           1/15/99          P                 5,300  A    $9.5625
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Shares of beneficial
interest,
$0.01 par value           1/16/99          P               121,900  A    $9.3308
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Shares of beneficial
interest,
$0.01 par value           1/20/99          P                68,000  A    $9.4095
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Shares of beneficial
interest,
$0.01 par value           1/21/99          P                12,000  A    $9.3750
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Shares of beneficial
interest,
$0.01 par value           1/25/99          P                32,300  A    $9.5445
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Shares of beneficial
interest,
$0.01 par value           1/26/99          P                17,200  A    $9.5000        381,500                D(2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

(1) Eaton Vance Management is the designated filer for a group of parents and subsidiaries pursuant to rules 16a-1(a)(3) and 16a-3(j). See attached page 3.

(2) All shares are directly owned by Eaton Vance Management, the designated filer.

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g. puts, calls, warrants, options, convertible securities)

====================================================================================================================================
1. Title of  2. Conver-  3. Trans-  4. Trans-  5. Number of  6. Date  7. Title and  8. Price of  9. Number  10. Owner-  11. Nature
   Deriva-      sion or     action     action     Derivative    Exer-    Amount of     Deriva-      of          ship        of
   tive         Exercise    Date       Code       Securities    cisable  Underlying    tive         Deriva-     Form of     Indirect
   Security     Price of                          Acquired      and      Securities    Security     ative       Deriva-     Bene-
                Deriva-                           (A) or        Expir-                              Secur-      tive        ficial
                tive                              Disposed      ation                               ities       Security:   Owner-
                Security                          of (D)        Date                                Benefi-     Direct      ship
                                                                                                    ally        (D)
                                                                                                    Owned       Indirect
                                                                                                    at End      (I)
                                                                                                    of
                                                                                                    Month
(Inst. 3)                   (MM        (Inst. 8)  (Inst.        (MM/     (Inst. 3      (Inst. 5)    (Inst. 4)   (Inst. 4)  (Inst. 4)
                             DD/                  3 and          DD/      and 4)
                             YY)                  4)             YY)

                                    -----------   ----------    --------  ------------
                                    Code      V   (A)    (D)    Date Ex-  Title Amt
                                                                Ex-  pir-       or
                                                                er-  at-        Num-
                                                                cis- ion        ber
                                                                able Date       of
                                                                                Shares
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses



EATON VANCE MANAGEMENT, on behalf of itself and all additional reporting entities listed on page 3


By:  /s/  William M. Steul                             February 9, 1999
     --------------------------------                  -------------------------
     ** Signature of Reporting Person                  Date
        Treasurer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violation. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficent, see instruction 6 for procedure.

FORM 4 ADDITIONAL ENTITIES REPORTING JOINTLY PURSUANT TO RULES 16a-1(a)(3) and 16-3(j)

The designated filer, Eaton Vance Management, is a wholly-owned subsidiary of Eaton Vance Corp. Boston Management and Research is the investment advisor of Eaton Vance Senior Income Trust (a closed-end investment company registered under the Investment Company Act of 1940) and is a wholly-owned subsidiary of Eaton Vance Management. All entities listed below (except Eaton Vance Corp., the parent) which are reporting jointly with Eaton Vance Management are subsidiaries of Eaton Vance Corp. None of the entities listed below own shares of beneficial interest of EatEach entity listed below confirms that it has authorized and designated Eaton Vance Management to execute and file on such entity's behalf all Forms 3,4 and 5 (including any amendments thereto) that such entity may be required to file with the Securities and Exchange Commission as a result of such entity's ownership of or transactions in securities of Eaton Vance Senior Income Trust. The authority of Eaton Vance Management under this Statement shall continue until each such entity is no longer required to file Forms 3,4 and 5 with regard to such entity's ownership of or transactions in securities of Eaton Vance Senior Income Trust. Each such entity confirms that the execution of this Statement by Eaton Vance Management on page 2 hereof constitutes the execution of this Statement by such entity. The address of each entity listed below is 24 Federal Street, Boston, MA 02110.



        Additional Reporting Person             IRS Identification No.
        ---------------------------             ----------------------

        Eaton Vance Corp.                       04-2718215
        Eaton Vance, Inc.                       04-3106242
        Eaton Vance Distributors, Inc.          04-3239487
        Boston Management and Research          04-3164633
        Spring Lane Associates, Inc.            04-2375367
        MinVen, LLC                             04-3439940
        Northeast Properties, LLC               04-3439941
        NP Management, Inc.                     04-2875947